Whiting USA Trust II 919 Congress Avenue, Suite 500 Austin, Texas 78701 (512) 236-6599	Whiting Petroleum Corporation 1700 Broadway, Suite 2300 Denver, Colorado 80290-2300 (303) 837-1661

March 19, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Paul Monsour

Re:	Whiting USA Trust II and Whiting Petroleum Corporation –
Registration Statement on Form S-1 / Form S-3 (Registration Nos. 333-178586 and 333-178586-01)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrants hereby request that the above-referenced Registration Statement be declared effective at 4:00 P.M., Eastern Time, on March 21, 2012, or as soon as is practicable thereafter.

The Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WHITING USA TRUST II

By:	WHITING PETROLEUM CORPORATION

By:	/s/ James T. Brown
James T. Brown
President and Chief Operating Officer

WHITING PETROLEUM CORPORATION

By:	/s/ James T. Brown
James T. Brown
President and Chief Operating Officer

March 19, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Whiting USA Trust II
Whiting Petroleum Corporation
Registration Statement on Form S-1/S-3
Registration No. 333-178586

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby joins in the request of Whiting USA Trust II and Whiting Petroleum Corporation for acceleration of the effective date of the above-captioned Registration Statement so that it becomes effective on March 21, 2012 at 4:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated March 13, 2012 (the “Preliminary Prospectus”) commenced March 14, 2012 and will continue through March 21, 2012. As of the date hereof, approximately 9,326 copies of the Preliminary Prospectus have been distributed to prospective underwriters, institutional investors, dealers and others. In addition, this will confirm that the undersigned will comply with, and that we have been informed by participating underwriters and dealers that they will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

RAYMOND JAMES & ASSOCIATES

By:	/s/ Howard House
Name:	Howard House
Title:	Managing Director & Co-Head of Investment Banking